UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K
             |_| Form 10-Q and Form 10-QSB |_| Form N-SAR

                         For Period Ended: May 31, 2009

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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                        LAZARE KAPLAN INTERNATIONAL INC.
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                             Full Name of Registrant


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                            Former Name if Applicable

                               19 West 44th Street
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10036
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                            City, State and Zip Code

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                        PART II - RULES 12b-25(b) AND (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE
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      State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)


      Lazare Kaplan International Inc. (the "Company") has determined that it is unable to timely file its Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended May 31, 2009 ("Fiscal 2009") without unreasonable effort and expense, primarily due to the Company's inability, at this time, to resolve a material uncertainty concerning the collectability and recovery of certain assets, the Company's potential obligations under certain lines of credit and a guaranty, and the Company is unable to assess the potential effect the ultimate resolution of these matters will have on the financial position and results of operation of the Company (all of which, the "Material Uncertainties"). The independent auditors of the Company have advised the Company that it will not be able to deliver an unqualified opinion with respect to the Company's Fiscal 2009 financial statements required to be included in the Form 10-K as a result of any inability to resolve such Material Uncertainties.


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                           PART IV - OTHER INFORMATION
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      (1) Name and telephone number of person to contact to this notification



  William H. Moryto                        (212)                972-9700
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(Name)                                  (Area Code)        (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As described above, at this time, the Company is unable to resolve the Material Uncertainties. As such, the Company cannot report its results of operations for Fiscal 2009 at this time, except as set forth below.

      In light of current adverse market conditions impacting the Company and the global diamond and jewelry industry described further below, the Company anticipates that its reported results of operations for Fiscal 2009 will reflect significant changes from the fiscal year ended May 31, 2008 ("Fiscal 2008"). However, the Company, at this time, can only give a reasonable estimate of its anticipated net sales for Fiscal 2009, which is subject to the completion of the Company's audit.

      The Company anticipates net sales of approximately $192.0 million for Fiscal 2009 as compared to net sales of $370.0 million for Fiscal 2008.

      The recent global financial crisis and economic downturn has negatively impacted the sectors of the diamond and jewelry industry in which the Company operates. Diamond and jewelry purchases are ultimately dependant on the availability of consumer discretionary spending. Uncertainties regarding future economic prospects and a decline in consumer confidence during Fiscal 2009 translated into lower purchases and sales by diamond retailers, wholesalers and producers and adversely impacted the Company's operations. During the fourth fiscal quarter of 2009, the Company continued to focus its efforts on cash flow while reducing operating costs and manufacturing overhead. Gross margins in the fourth quarter remained under significant pressure as a result of price competition, overhead absorption and inventory valuation considerations.

      Although the Company is not, at this time, in a position to give a reasonable estimate as to the Company's gross margin and income before income taxes, among other results of operations, the Company is including herein certain historical financial data for contextual purposes as follows:

      o For the fiscal year ended May 31, 2008, gross margin was $32.7 million and income before income taxes was $9.7 million.
      o For the nine months ended February 28, 2009 the Company reported net sales of $161.7 million, gross margin of $8.9 million and a loss before income taxes of $(10.0) million, as compared to net sales of $275.3 million, gross margin of $22.9 million and income before income taxes of $5.4 million for the nine months ended February 29, 2008.

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                        LAZARE KAPLAN INTERNATIONAL INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 1, 2009            By: /s/ William H. Moryto
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                                    William H. Moryto, CFO and Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.